Exhibit 4.13

INTERNET GAME DISTRIBUTION
AND
SERVICE AGREEMENT
(R2 – Taiwan)

THIS INTERNET GAME DISTRIBUTION AND SERVICE AGREEMENT (“Agreement”), is made and entered into on this 1st day of December, 2009 (“Effective Date”) between:

NHN Games Corp. a corporation established under the laws of Korea with its registered office at 6Fl., 102Dong, I-Park Bundang 9 Jeongja-dong, Bundang-gu, Seongnam City, Gyeonggi, KOREA(“Licensor”); and

Webzen Taiwan Inc., a corporation established under the laws of R.O.C with its registered office at 7F, No. 176, Jian 1st Rd., Jhonghe City, Taipei County 23553, Taiwan, the Republic of China (“Licensee”).

Licensor and Licensee shall be referred to individually as a “Party” and collectively as the “Parties.”

RECITALS:

WHEREAS, Licensor possesses exclusive rights to the Game (defined hereafter) and agrees to grant to Licensee exclusive license (i) to distribute and sell the Game in the Territory (defined hereafter) and (ii) to provide certain Services (defined hereafter) to end users located in the Territory; and

WHEREAS, Licensee desires to enter into an exclusive license agreement with Licensor pursuant to which Licensee will distribute and market the Game in the Territory specified below; and

NOW, THEREFORE, in consideration of the mutual covenants and other terms and conditions contained herein, and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the Parties hereby agree as follows:

Article 1
Definitions

In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings:

1.1
“Advertising Revenue” means any revenue actually collected from advertisers with respect to advertisements included inside the play area of the Game (including product placement, loading and log-in/log-out pages) in the Territory, but shall not include revenue arising from advertisements posted on web pages for the Game but outside the play area of the Game. Advertising Revenue shall not include any fees paid to third party agents in connection with such advertising business, and discounts etc payable to the third parties.

1.2	“Billing Data” shall mean a complete collection of data relating exclusively to the billing and payment information of the Game.

1.3	“Business Day” shall mean any day other than a Saturday, Sunday or a legal holiday in Taiwan or in Korea.

1.4	“Client Software” shall mean the portion of the software for the Game, in object code form, distributed to end users to enable them to access to and use the Game.

1.5	“Commercial Launch Date” shall mean the date upon which Licensee begins charging fees for use of the Game in any one of the jurisdictions within the Territory.

1.6
“Confidential Information” shall mean all materials, know-how, software or other information including, but not limited to, proprietary information and materials regarding a Party’s technology, products, business information or objectives, including the software for the Game and the Licensed Materials under this Agreement, which is designated as confidential in writing by the providing Party or which is the type that is customarily considered to be confidential information by persons engaged in similar activities.

1.7
“Externally-Caused Situation” shall mean any defect, bug, malfunction or other similar situation relating to the Game or the Software, that is caused, directly or indirectly, in part or wholly, by any external factor(s), including but not limited to the event of the Hacking and other type(s) of hacking and intentional act(s) of a third party, if any.

1.8
“Game” shall mean the Internet game known as “R2”, developed and owned by Licensor, which can be played by an end user with other end users by installing the Client Software onto such end users’ computers and then accessing the Server Software via the Internet. Any subtitled version, series or Sequel to the Game which may be developed or distributed by Licensors after the execution of this Agreement shall be clearly excluded from the scope of this Agreement. The Game is licensed hereunder to Licensee and it is to be commercially released by Licensee simultaneously in the Territory in the Service Language only.

1.9
“Hacking” shall mean any intentional attempts or acts of third parties to gain access to the Game illegally or without authorization of Licensee. Hacking may cause abnormal situations within the Game, including but not limited to, abnormal creation of certain items, abnormal increasing play level, abnormal modification of various attributes of the Game, etc.

1.10
“Intellectual Property” shall mean all patents, designs, utility models, copyrights, know-how, trade secrets, trademarks, service mark, trade dress and any other intellectual property rights in or related to the Game or the Licensed Materials.

1.11
“Licensed Materials” shall mean the Game in its original and/or localized form and any part thereof, including the Game engine, Client and Server Software, tools, know-how, data, test result, layouts, artwork, processes, scripts, concepts, other information on or in relation to the Game, and the contents of any documentation provided by Licensors hereunder.

1.12	“Localization” shall mean the translation of the Game and all Game software files as well as documents into the Service Language.

1.13
“Package Sales Revenue” shall mean any and all sales revenue or other sums realized by Licensee and/or its related parties arising from or relating to the sale and distribution of the Customer Part in physical form excluding any electronic distribution to customers and end users in the Territory. Package Sales Revenue shall exclude applicable value added taxes and any fees actually paid by Licensee to third parties for distribution or other commercially reasonable costs relating to the sales of the Customer Part. The Parties hereby agree that such excluded fees will not exceed (30%) of the Package Sales Revenue.

1.14
“Revenue” shall mean all revenue recognized by Licensee that is generated from the sale, distribution and provision of the Game including game points that are purchased or recharged offline by means of prepaid card purchase or other income-generating activities relating to the Game in the Territory excluding any fees actually paid by Licensee to third parties for distribution which shall not exceed (30%) of the Revenue. However, Revenue shall not include (i) sale of the copies of Client Software packaged with gifts, and manuals as the case may be with prior mutual agreement by the Parties (“Package Sales Revenue”), or (ii) Advertising Revenue.

1.15
“Sequel” means any new massively-multiplayer online game that (i) is based on the main story and characters of the Game or the Game and commercially launched as a sequel, prequel or series of the Game, (ii) reflects a substantially different gameplay than the Game, (iii) does not interoperate with the existing Game and is capable of being played as a massively-multiplayer online PC-based game separate and apart from the Game, and (iv) is commercially launched as a separate massively-multiplayer online PC-based game.

1.16
“Services” shall mean those services related to the server administration and management of the Game, technical support assistance to end users, billing to end users, marketing of the Game and any other activities as stipulated in, and contemplated under, this Agreement.

1.17	“Service Language” shall mean traditional Chinese.

1.18	“Servers” shall mean the servers established, installed and operated by Licensee within the Territory only for the service of Game to end users in the Territory.

1.19
“Server Software” shall mean the system software installed in the Internet server of Licensee as the case may be, in order to create, operate and maintain the system for enabling end users / customers to play the Game online.

1.20	“Software” shall mean both the Server Software and Client Software.

1.21	“Subscribers” shall mean the customers and/or end users of the Game who use the

Game after paying a fee for such usage, and those customers and/or end users who purchase package games and/or in-game items within the Game. Subscribers shall include both individual users and commercial users such as internet cafes.

1.22	“Subscription Fees” shall mean the fees paid by the Subscribers for the use of the Game itself, or the fees paid for purchasing package games and/or in-game items in relation to the Game.

1.23
“Territory” shall mean all parts of Taiwan, Macao and Hong Kong. Any access to servers or other acts made anywhere else in the world for the purpose of using the Game shall not be deemed to be taken place in the Territory. Territory can be revised only by a writing signed by the Parties.

Article 2
Grant of License

2.1
Licensor hereby grants, during the term of this Agreement, to Licensee, subject to the terms and conditions of this Agreement, an exclusive, non-transferable, non-assignable, non-sublicensable and royalty-bearing license to service, use, promote, distribute, operate, copy, display and market the Game within the Territory.

2.2
Any service, use, promotion, distribution and marketing of the Game outside the Territory and any use of the Licensed Materials for any purpose other than performance under this Agreement are strictly prohibited.

2.3
For avoidance of any doubt, Licensee shall not allow any access from outside of the Territory to Servers. Licensee shall make its best efforts to block any access to Servers or to Server Program and any acts made from the internet protocol addresses located outside of the Territory.

2.4
The service of the Game by Licensee shall be made only through the on-line method (excluding mobile access) using the Servers.  In case Licensee wishes to service the Game by other methods in addition to the on-line method, Licensee shall obtain prior written approval by Licensor for the servicing by other methods.

2.5
The foregoing is the complete and exhaustive list of rights granted hereunder by Licensor to Licensee and, therefore, Licensee may not engage in any act in relation to the Game and/or the Licensed Products, other than those acts that are specifically described above and those expressly permitted by Licensor in writing. Any and all rights not specifically described herein as those belonging to Licensee such as rights for character business shall be reserved to Licensor.

Article 3
Delivery of Game

3.1
Subject to the terms and conditions of this Agreement, Licensor shall provide Licensee the full and completed Service Language version of the game software. Notwithstanding the foregoing, Licensee shall bear any and all related costs for Localization.

3.2
For initial set-up, Licensor shall deliver master copies of the Game to Licensee within reasonable time upon execution of this Agreement. Once Licensee receives such copies from Licensor, Licensee shall perform its review and test promptly and inform Licensor of any defect within thirty (30) Business Days after receipt thereof. If Licensor does not receive any notice of defect from Licensee within such thirty (30) Business Days, Licensor shall consider Licensee has accepted the master copies as suitable for initial set-up.

3.3
The Game shall be serviced in the Territory only in the manner provided under this Agreement. Licensee is strictly prohibited from any reverse assembling, de-compiling, reverse engineering or other attempting to recreate the source code or extracting any trade secrets of, and modification, amendment or revision of any part of the original Game, Game Software and Delivery Materials including the name of title and characters of the Game, without prior written approval from Licensor.

3.4
Licensee shall provide and apply anti-hacking solution to the Software for any reason agreed and acknowledged through a written consent between the Parties, the cost and expense required thereto shall be solely borne by the Licensee.

Article 4
Game Servicing

4.1	During the term of this Agreement, Licensee shall diligently perform the following functions at its sole cost and expense in order to provide the Services in the Territory.

(i) Licensee shall maintain a business presence in the Territory and shall provide support, whether it is technical or administrative, to end users within the Territory throughout the term of this Agreement.

(ii) Licensee, at its sole cost, shall prepare a billing system before the Commercial Launch Date and provide computer server equipment connected to the Internet with sufficient processing speed and power, as well as telecommunications bandwidth, and shall ensure that the foregoing computer server equipment is generally accessible at alltimes to and by the end users via the Internet in order to play the Game. Licensor shall be responsible for commercially reasonable technical support on integrating Licensee’s billing system to the Software.

(iii) Licensee shall have the exclusive right to provide the Services and installation, operation, use, management and maintenance of the Game and the Software within the Territory.

4.2
During the term of this Agreement, Licensor shall make commercially reasonable efforts to assist Licensee on the Game servicing including software installation and set-up, maintenance support, patch updates in connection with the Game, the Game Software and Localization. At the request of Licensee, Licensor shall provide remote, or if deemed necessary by Licensor, on-site technical or operational support, provided all relevant costs and expenses for dispatch of Licensor’s personnel shall be borne by Licensee according to Article 4.6.

4.3	Licensor shall provide Licensee, at no additional costs to Licensee, with all updates,

upgrades, revisions patches, enhancements and/or improvements to the Software (the “Updates”) when such Updates on the relevant servers in , or in the event that such Updates are not installed on the servers in China, as soon as such Updates become available. Licensee shall provide for the Localization of the Updates, at the sole expense of Licensee, and Licensor shall provide Licensee with commercially reasonable technical assistance, at the expense of Licensor, to install the Updates on the Server system.

4.4
Licensor upon the request of Licensee, may determine to dispatch its personnel to Licensee for installation of Servers, training of Licensee’s personnel or any other technical assistance, and such dispatch shall be limited to twice in total if such assistance can be provided remotely by Licensor with the same degree of quality and effect.

4.5
During the term of this Agreement, Licensor shall receive Licensee’s personnel in their offices in Korea for training with respect to the installation and service of the Game and the installation, maintenance and operation of the Servers, provided that all relevant costs and expenses for Licensee’s personnel under this Article 4.5 shall be borne by Licensee.

4.6
Licensee shall pay for the actual costs including the lodging, meals, and airfare of any personnel of Licensor (including Licensor’s own interpreter, if the case may be), who travels to the Territory after the launch of Commercial Service to provide technical assistance for the Game pursuant to this Article; provided, however, that the actual costs including the lodging, meals and airfare of any Licensor’s personnel who travels to Licensee’s territory for less than two weeks without Licensee’s request shall be borne by Licensor. Notwithstanding the foregoing, all costs and expenses related to travel made by Licensor’s personnel on or before the launch of Commercial Service to the Territory shall be borne by Licensor, and such travel shall be limited to twice in total if Licensor determines that technical assistance can be provided remotely by Licensor with the same degree of quality and effect. In any event Licensor at its sole discretion may decide to remotely provide technical support upon Licensee’s request for dispatch of Licensor personnel.

4.7	Any further assistance may be rendered by Licensor upon mutual written agreement of the Parties.

4.8	Each Party shall be fully responsible for the behaviour and activities performed by its own employees and personnel during their stay at the other Party’s facilities.

Article 5
Defect & Correction

5.1
In the event there is any bug or other flaw that impairs the functionary of the Game is found, the respective responsible personnel of Licensor and Licensee shall promptly cooperate to take necessary actions to cure such defects.

5.2	The Parties shall bear its own costs and expenses incurred in curing such bug or other flaw subject only to the Article 4.6 above regarding dispatch of personnel and the Article 10.9 regarding costs/ expenses for any legal actions or measures enforced within the Territory unless the problem is due to cause solely attributable to one Party in mutual determination of the Parties, in which case the Party at fault shall bear all the costs and expenses.

5.3
In case any Hacking and/or other intentional acts of third parties is reported in writing to Licensor by Licensee, under the condition that Licensee can reproduce and has actually reproduced the actual situation of such Hacking (the “Hacking Reproduction”) that occurred previously, Licensor shall use its best efforts to test and confirm the reported Hacking and provide a plan with a view to correct and fix the Hacking problem. Licensee shall also use its best efforts to correct and fix the Hacking problem along with Licensor. Notwithstanding any provisions to the contrary and for avoidance of any doubt, Licensor and Licensee shall not be responsible for any Externally-Caused Situations in any way if they are not the cause of such Externally-Caused Situations and if they have made good faith efforts to correct, fix and resolve any such situation, in which case it shall be deemed as an event of Force Majeure as set forth in Article 17.

Article 6
Payment

6.1
In consideration of the license and other rights granted to Licensee hereunder and the technical assistance and support to be provided in connection with the localization of the Game, Licensee will pay to Licensor the following payments in accordance with this Article 6.

6.2	Royalty Payments shall be made by Licensee to Licensor as follows:

(i) Running Royalty equivalent to 40% of the Revenue shall be paid to Licensor (“Monthly Running Royalties.”)

(ii) Within ten (10) Business Days after the end of each month during the Term of this Agreement, Licensee shall furnish Licensor with a copy of a royalty report (the “Royalty Report”) confirmed by the chief financial officer of the Licensee. The Royalty Report shall specify the number of on-line players and Subscribers for the preceding month, and the Running Royalties to be paid to the Licensor hereunder with respect to such prior month.  Within the end of the following month, Licensee shall send the Running Royalties determined due for the preceding month as evidenced in the Royalty Report converted into U.S. dollars on the basis of the exchange rates on the date of wire transfer at the transferring out bank by bank transfer to the bank account designated by the Licensor for such purpose. The Licensee shall pay interest of ten percent (10%) per annum in case there is any unpaid royalty payment.

6.3	Royalty Payments for Package Sales Revenue.

(i) In addition to other payments under this Agreement Licensee shall pay Licensor forty percent (40%) of monthly Package Sales Revenue (“Package Royalties.”)

(ii) Notwithstanding the foregoing, any package of the Client Software with retail price of fifty (50) New Taiwan Dollars or less per package shall be considered as mere promotional and not be subjected to Package Royalties. Licensee may deduct number of such promotional packages from the calculation of Package Royalties.

(iii) Within ten (10) Business Days after the end of each month during the Term of this Agreement, Licensee shall furnish Licensor with a copy of a royalty report (the “Package Royalty Report”) confirmed by the chief financial officer of the Licensee. The Package Royalty Report shall specify the number of both promotional and non-promotional packages sold and the number of purchased Subscribers for the preceding month, applicable value added taxes and any fees actually paid by Licensee to third parties for distribution which shall not exceed 30% of the Package Sales Revenue or other commercially reasonable production costs relating to the sales of the Customer Part as mutually agreed by the Parties as well as the package running royalties to be paid to the Licensor hereunder with respect to such prior month.  Within the end of the following month, Licensee shall send the Package Running Royalties determined due for the preceding month as evidenced in the Royalty Report converted into U.S. dollars on the basis of the exchange rates on the date of wire transfer at the transferring out bank by bank transfer to the bank account designated by the Licensor for such purpose. The Licensee shall pay interest of ten percent (10%) per annum in case there is any unpaid royalty payment.

6.4	Advertising Revenue and Report.

In addition to other payments under this Agreement Licensee shall pay Licensor forty percent (40%) of monthly Advertising Revenue.

(i) Licensee shall provide to Licensor a statement (the “Advertising Revenue Statement”) specifying the exact amount of Advertising Revenue generated each month within thirty (30) Business Days of the end of the particular month during the Term of this Agreement. Licensor shall provide Licensee with an invoice for a given month in the amount of the Advertising Fees set forth in the relevant Advertising Revenue Statement.

(ii) All payments of Advertising Fees (the “Advertising Payments”) shall be computed by Licensee on a monthly basis, and shall be due and payable by wire transfer to a bank account designated by Licensor (in U.S. dollars in immediately available funds) within thirty (30) Business Days after receipt of the Licensor invoice in accordance with Article 6.3(i). The amount of an Advertising Payment for a given month shall be converted into U.S. dollars on the basis of the exchange rates on the date of wire transfer at the transferring out bank..

6.5
If Licensee obtains any other revenue from or in conjunction with its operation or licensing of the Game other than as reflected in Revenue, Package Sales Revenue or Advertising Revenue, such revenue will be promptly disclosed to Licensor and the Parties will discuss and agree upon an equitable amount to be paid to Licensor from such other revenue which will be memorialized in a written amendment to this Agreement.

6.6	Notwithstanding the foregoing, in the event any withholding tax is imposed by the competent tax authority on Licensor’s income under this Agreement, Licensee shall deduct and pay such withholding tax on behalf of Licensor from any payments due hereunder, provided that Licensee supplies Licensor with appropriate official documentation enabling Licensor to claim any credit from its tax authorities.

6.7
Licensor shall have the right to review financial documentation which would only related to the Running Royalty and to access to the Licensee’s billing system of the Game accompanying with the employees of the Licensee, provided that such review and access shall be subject to the seven (7) Business Days written prior notice to Licensee.  Any information known and/or acquired from such review and access shall be treated as confidential information that is proprietary to Licensee.

Article 7
Report & Audit

7.1	Licensee, upon Licensor’s request, shall provide Licensor with all the information on the development of its business in relation to the Game during the Term of this Agreement.

7.2
Billing Access:  Licensee shall develop and provide prior to the Commercial Launch Date a webpage for Licensor to have access to real time Subscriber numbers including concurrent Subscribers numbers and Subscriber Billing Data which information shall not be belated more than twenty four (24) hours. Licensor shall otherwise, have the right to access Licensee’s billing system and other billing related documents and information. In any event, Licensee shall cooperate in order to provide Licensor with an efficient and clear access to Licensee’s billing system.

7.3
Licensee shall keep all of its record, contractual and accounting documents and company documents in relation to its business and activities under this Agreement in its offices, during the term of this Agreement and for two (2) years after the expiration or termination of this Agreement.

7.4
During the term of this Agreement and two (2) years after the expiration or termination thereof, Licensor may by itself or through an accountant designated by Licensor investigate and audit all of the company documents of Licensee with respect to its Game business. For this purpose, Licensor may request Licensee to produce the relevant documents, and may visit Licensee’s office and make copies of Licensee’s documents. Licensee shall provide all assistance and co-operation required by Licensors for such investigation and audit.

7.5
All expenses incurred for such investigation and audit by the Article 7.3 above will be borne by Licensor unless such investigation and audit reveals an underpayment by greater than three percent (3%) of the amounts due to Licensor hereunder, in which case Licensee hereby acknowledges and agrees such underpayment will be considered evidence of bad faith and that it will bear all expenses for such investigation and audit and will also promptly pay to Licensor the unpaid amount with the default interest at the rate of twelve per cent (10%) per annum from the date such payment is due until the date such payment is actually made to Licensor.

Article 8
Marketing

8.1
Licensee shall use its best efforts to advertise, promote and perform marketing activities on the Game in the Territory by, among other things, providing the Services and generally disseminating information regarding the Game.

8.2
Licensee shall develop, at its sole cost and expense, and provide to Licensor a quarterly marketing plan for promoting the Game and the implementing the Services in the Territory (the “Marketing Plan”).

8.3	Licensor will provide Licensee with samples of the marketing and promotional materials for the Game which have been or will be produced and used by Licensor during the term of this Agreement.

8.4	All of the copyright on the marketing and advertising materials produced or used by Licensee on the Game (“Advertising Materials”) shall be exclusively owned by Licensor, and Licensee shall not use any Advertising Materials in a manner outside the scope of this Agreement. For the effectiveness of this provision, Licensee hereby assigns all of its right on such Advertising Materials to Licensor. Licensee shall provide to Licensor copies of Advertising Materials at the request of Licensor for prior review, and Licensee shall not release or otherwise use such Advertising Materials upon Licensor’s disapproval.

8.5	Licensor will provide its product roadmap and product expansion plan within thirty (30) Business Days of the effective day. And the future yearly product roadmap and product expansion plan shall be provided to Licensee on the first week of every year. Licensor shall keep Licensee updated for all the plan and roadmap change.

Article 9
Other Obligation

9.1	Licensee shall exert its best efforts to supply, distribute, market, promote and sell the Game in the Territory.

9.2
Licensee shall be solely responsible for service, use, promotion, distribution and marketing of the Game in the Territory, and Licensor shall not be responsible for any of such activities unless stipulated otherwise in this Agreement.

9.3
Licensee shall provide full and comprehensive technical support to end users to assist in their use of the Game, including but not limited to Licensee’s maintaining 24-hour technical contact window, on-line customer services, sufficient outbound bandwidth and circuits for operating business under this Agreement, and game servers required for on-line game operation.

9.4	Licensee shall conform to all laws and regulations of the Territory in its service, use, promotion, distribution and marketing of the Game in the Territory.

Article 10
Intellectual Property

10.1
The Licensed Materials and all of the Intellectual Property rights relating thereto shall be exclusively owned by Licensor, and this Agreement shall not grant Licensee or permit Licensee to exercise any right or license on the Intellectual Property except for the license granted under this Agreement. Licensee shall not obtain or try to obtain any registered industrial property or copyright on any of the Intellectual Property of Licensor regardless of the territory and exploitation area.

10.2
For the avoidance of doubt, all Intellectual Property and other proprietary rights in the Game and/or the Licensed Materials shall incorporate any updates, upgrades, adaptation, variation, modification, localization and translation into Traditional Chinese, and/or derivation of the Game and/or the Licensed Materials which rights shall at all times vest wholly in Licensors. Licensee agrees that neither this Agreement nor the exercise of the rights under this Agreement shall vest in Licensee or be construed to vest in Licensee any right of ownership in or to the Licensed Materials. Except for the rights granted under this Agreement and as otherwise expressly provided herein, to the extent that any Intellectual Property rights or other rights in the Licensed Materials accrue to Licensee (by operation of law or otherwise), Licensee hereby assigns to Licensor all right, title and interest in and to such rights, and no further action or documentation by Licensor shall be necessary to effectuate such assignment.

10.3
All data and data files, except the Billing Data, which are generated, recorded and stored relating to the Services of the Game, and the contents of related documentation, are the sole and exclusive properties of Licensors.

10.4
Licensor hereby grants Licensee a limited license to utilize and display the marks and other proprietary trademarks, service marks, trade names, trade dress, slogans, logos and/or designs including, without limitation, corresponding marks and names of Licensor and the Game (“Licensor Trademarks”) in themselves and/or in a form changed into a language or languages in the Territory and/or any other languages during the Term of this Agreement in connection with the marketing, promotion, copying, displaying, servicing or operating of the Game in the Territory. In any event, Licensee shall inform Licensor of its intended purpose and the method of use with respect to the Licensor Trademarks and shall obtain a prior written approval of Licensor in this regard, such approval not to be unreasonably withheld or delayed.

10.5
Licensor may determine in consultation with Licensee any changes to the original title, Trademark, character names or other names of the Game (together the "New Title") to customize the Game more appropriately for the market in the Territory. All of the rights in and related to the New Title will be exclusively owned by Licensor.

10.6	For the purpose of providing the Services safely with protecting Licensor’s Intellectual Property as well as the New Title in the Territory, Licensee shall, upon the request and prior written consent of Licensor, take actions to register the Licensor’s Intellectual Property and the New Title in the name of and on behalf of Licensor to relevant authorities at the sole cost of Licensee. Nothing in this Agreement grants Licensee ownership or any rights in or to use the Licensor’s Intellectual Property and the New Title, except in accordance with the license granted under this Agreement, and any such use is for and inures to the benefit of Licensor.

10.7	Licensee shall endeavor to protect the proprietary technologies licensed to it by the Licensor under this Agreement to ensure that no unauthorized persons have access to the Licensed Materials in the Territory, and Licensee shall refrain from any disclosures, duplication or reproduction thereof, except as specifically permitted herein.

10.8	Licensee will affix any copyright or other proprietary rights notices to the Game and to any related materials where relevant and appropriate in a way previously agreed between the Parties.

10.9
Licensee agrees to report to Licensor, and the Licensor agree to report to Licensee, of any infringements, illegal uses or misuses of the Licensed Materials in the Territory or the likelihood or possibility of any of the foregoing actions (the “Illegal Use”) immediately upon becoming aware of the same. Licensor shall have the decision making power with respect to any action or measures to be taken and shall immediately upon becoming aware of such Illegal Use take any and all such actions and measures with a view to end such Illegal Use. Licensee agrees to provide reasonable assistance to Licensor, and Licensor shall provide reasonable assistance to Licensee, in enforcing or obtaining protection against the foregoing Illegal Use of such items. The Parties shall bear its own costs and expenses incurred and arising from the foregoing assistance unless and to the extent the matter to which such assistance applies arises out of or from or is related in any way to the breach by Licensee of any term or condition of this Agreement or by Licensee’s misconduct, in which case such assistance shall be at Licensee’s sole cost and expense. For avoidance of any doubt, all incurring costs and expenses to enforce any legal actions or measures taken by Licensee within the Territory shall be borne by Licensee unless Licensor decides to enforce such legal actions on its own. Notwithstanding the foregoing, Licensee shall make good faith efforts to shut down any servers operated by unauthorized third parties that provide end users access to the Server Software, and any and all incurring costs and expenses for the measures taken by Licensee shall be solely born by Licensee.

10.10
Licensor hereby represent and warrant to the best of its knowledge as of Effective Date, that Licensor have legal and valid rights to grant the rights and licenses under this Agreement to Licensee and that the Game and the Licensed Materials do not violate or infringe any patent, copyright and trademark of any third party (provided that, as for the Licensor Trademarks and/or patent, only to the extent the Licensor owns the right within Korea as of the Effective Date of this Agreement).

Article 11
Indemnification

11.1
Licensee shall indemnify, defend and hold Licensor, and their affiliates, directors,   officers, employees and agents, harmless from and against any and all third party claims, losses, liabilities, costs and expenses (including legal fees and costs) reasonably incurred by Licensor arising out of or relating to:

(i) any violation by Licensee of any of the provisions of this Agreement, including, but not limited to, any misrepresentation or breach of any representation, warranty or covenant by Licensee hereunder; and

(ii) any negligence or intentional acts or omissions on the part of Licensee or its employees or agents.

11.2	Licensor shall indemnify, defend and hold Licensee and its affiliates, directors, officers, employees and agents, harmless from and against any and all third party claims, losses, liabilities, costs and expenses (including legal fees and costs) reasonably incurred by Licensee arising out of or relating to:

(i)  any violation by Licensor of any of the provisions of this Agreement, including, but not limited to, any misrepresentation or breach of any representation, warranty or covenant by Licensors hereunder; and

(ii)  any negligence or intentional acts or omissions on the part of Licensor, or their employees or agents.

11.3	The indemnification procedures shall be as follows:

(i) A Party seeking indemnification (the “Indemnified Party”) shall promptly notify the other Party (the “Indemnifying Party”) in writing of any claim for indemnification; provided that failure to give such notice will not relieve the Indemnifying Party of any liability hereunder (except to the extent that the Indemnifying Party has suffered actual material prejudice by such failure).

(ii) The Indemnified Party will tender sole defense and control of such claim to the Indemnifying Party.  The Indemnified Party will, if requested by the Indemnifying Party, give reasonable assistance to the Indemnifying Party in defense of any such claim.  The Indemnifying Party will reimburse the Indemnified Party for any reasonable expenses (including, without limitation, attorney expenses) directly incurred from providing such assistance.

(iii)The Indemnifying Party will have the right to consent to the entry of judgment with respect to, or otherwise settle, an indemnified claim with the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld or delayed; provided, however, that the Indemnified Party may withhold its consent only if any such judgment or settlement (A) imposes a non-reimbursable monetary or continuing non-monetary obligation on such Indemnified Party, (B) does not include an unconditional release of that Indemnified Party and its affiliates from all liability in respect of claims that are the subject-matter of the indemnified claim, and/or (C) requires a stipulation to, or admission or acknowledgment of, any liability or wrongdoing.

Article 12
Limitation of Liability

12.1
Except for the warranty and indemnification obligations set forth in Article 11 above, Licensor makes no warranties, express or implied, concerning the Game including but not limited to its merchantability, and the Game is licensed hereunder “As Is”.

12.2	In no event will either Party be liable to the other for any indirect,

consequential, incidental, punitive or special damages, whether based on breach of contract, tort ( including negligence) or otherwise, and whether or not such Party has been advised of the possibility of such damage.

Article 13
Confidentiality

13.1
All Confidential Information disclosed by either Party under this Agreement shall be maintained in confidence by the receiving Party and shall not be used for any purpose other than explicitly granted under this Agreement.  Each Party agrees that it shall provide Confidential Information received from the other Party only to its employees, consultants and advisors who need to know for the performance of this Agreement. The receiving Party shall be responsible for any breach of this Article by its employees, consultant and advisors.

13.2	The confidential obligation shall not apply, in the event that it can be shown by competent documents that the Confidential Information:

(a)	becomes published or generally known to the public before or after the execution of this Agreement without any breach of this Agreement by any Party;

(b)	was known by the receiving Party prior to the date of disclosure to the receiving Party;

(c)	either before or after the date of disclosure is lawfully disclosed to the receiving Party by a third party who has no confidential obligation for such information;

(d)	is independently developed by or for the receiving Party without reference to or reliance upon the Confidential Information; or

(e)
is required to be disclosed by the receiving Party in accordance with the applicable laws and orders from the government or court; provided that, in this case, the receiving Party shall provide prior written notice of such disclosure to the providing Party and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure.

Article 14
Term

14.1
This Agreement will become effective on the Effective Date and, unless terminated earlier in accordance with this Agreement, shall remain in effect for a period of two (2) years from the Commercial Launch Date subject to extension or renewal by mutual written agreement of the Parties hereto (the "Term"), provided that, this starting date shall be the date when the Game is first commercially launched in any one of the countries in the Territory. Three months prior to termination of this Agreement (the “Negotiation Period”), the Parties shall engage in negotiation with each other with respect to the possibility of re-entering into an agreement with each other in relation to the Game. In case the Parties do not reach an agreement with each other with respect to continuing the Game licensing in the Territory within the Negotiation Period, this Agreement shall be deemed mutually terminated at the end of the Term or its renewed term.

14.2
Phase-Out Period. There shall be a phase out period of three (3) months (“Phase-Out Period”) during which time Licensee shall reasonably assist Licensor’s continuous service of the Game within the Territory. Such Phase-Out Period shall be immediately following either the expiration of the Term or otherwise early termination of the Agreement, provided that a non breaching party, at its option may elect to commence the Phase-Out Period prior to termination of the Agreement.

During the Phase Out Period, Licensee shall (i) wind down the service of the Game to Subscribers and to ultimately terminate immediately upon the end of the Phase Out Period, (ii) provide information and materials (including but not limited to the Billing Data, Subscriber game play data, etc.) reasonably requested by Licensor in order to be able to continue the service to the subscribers in the Territory, (iii) post a service termination notice to its Subscribers on Licensee’s Game site with details of service transfer, if available, for one (1) month following termination of expiry of this Agreement and two (2) months thereafter and transfer to Licensor as the case may be at its own costs and expenses the information of the Subscriber who have agreed on the transfer of his/ her information at least once per week, and (iv) terminate its marketing and sales activities relating to the Game. During the Phase-Out Period, Licensor is not obligated to provide technical or operations services hereunder.

Article 15
Other Business

15.1	Should Licensor or Licensee, at any time during the Term, wish to start any business (i) selling, merchandising or otherwise commercializing characters of the Game, (ii) publishing books or other materials on or in relation to the Game, or (iii) servicing the subtitled version, series or sequel of the Game, the terms and conditions shall be negotiated and agreed by Licensee and Licensor in writing.

Article 16
Breach

16.1	Licensee acknowledges that any breach of its obligations hereunder may cause Licensor irreparable injury for which there may not be adequate remedies at law and that Licensor shall be entitled to equitable relief in addition to all other remedies available to Licensor.

16.2	If Licensee has breached its obligation to pay any other payments due to Licensor under this Agreement Licensor with written notice of such late payment may suspend performing its obligation required under this Agreement without incurring any liabilities until such breach is cured.

Article 17
Termination

17.1	This Agreement may be terminated upon the mutual agreement of the Parties.

17.2	Each Party shall have the right to immediately terminate this Agreement:

(a)
upon written notice to the other Party in the event of the other Party’s material breach of this Agreement and such breach shall continue for a period of thirty (30) Business Days after the breaching Party’s receipt of written notice setting forth the nature of the breach or its failure to perform and the manner in which it may be remedied;

(b)
if the other Party or its creditors or any other eligible party files for its liquidation, bankruptcy, reorganization, composition or dissolution, or if the other Party is unable to pay any kind of debts as they become due, or the creditors of the other Party have taken over its management; or

(c)	in accordance with Section 17.2 below.

17.3	Notwithstanding Article 16.2 above, Licensor may immediately terminate this Agreement upon a written notice to Licensee:

(a)	If the Commercial Launch Date is delayed beyond six (6) months from the Effective Date without reasonable obstacles;

(b)	If it is reasonably considered to be difficult to continue the services of the Game because Licensee having committed or having been alleged to commit a breach of applicable laws or regulations in the Territory or taking actions reasonably deemed obscene or extremely immoral;

(c)	It is reasonably considered to be difficult to continue the Services because of cancellation or failure to obtain any necessary Government Approval;

(d)	If Licensee has breached its obligation to pay any other payments due to Licensor under this Agreement within thirty (30) Business Days after receiving written notice from Licensor for late payment; or

(e)	If the service of the Game in the Territory is stopped, suspended, discontinued or disrupted for more than thirty (30) Business Days in total during the Term of this Agreement due to causes attributable to Licensee

17.4	Notwithstanding Article 16.3 above, Licensee may immediately terminate this Agreement upon a written notice to Licensor:

(a)	If the service of the Game in the Territory is stopped, suspended, discontinued or disrupted for more than thirty (30) Business Days in total during the Term of the Agreement due to causes solely attributable to Licensor.

(b)	If the Commercial Launch Date is delayed beyond (6) months from the effective date without reasonable obstacles by Licensor’s Technical Issue and for reasons solely attributable to Licensor.

17.5
Upon the effective date of such termination or expiry, all rights granted to Licensee hereunder shall immediately cease and shall revert to Licensor, and Licensee shall immediately cease servicing of the Game and return to Licensor any and all software, Licensed Materials and other materials or information provided by Licensor to Licensee under this Agreement.

17.6	Any Monthly Payment accrued hereunder prior to the termination or expiry hereof shall be payable by Licensee to Licensor, notwithstanding the termination or expiry hereof in accordance with the terms regarding payment hereunder.

17.7	No termination of this Agreement shall affect the Parties’ rights or obligations that were incurred prior to the termination. The expiration or termination of this Agreement shall not affect the effectiveness of Article 1, 7, 10 through 13, 16 and 18 which shall survive the expiration or termination of this Agreement.

17.8
As soon as License knows of the impending termination or expiry of this Agreement, Licensee shall support and cooperate with Licensor in all respects in order to efficiently and smoothly carry out the transition process, as requested by Licensor.

Article 17
Force Majeure

17.1
Notwithstanding anything in this Agreement to the contrary, no default, delay or failure to perform on the part of either Party shall be considered a breach of this Agreement if such default, delay or failure to perform is shown to be due entirely to causes beyond the reasonable control of the Party charged with such default, delay or failure, including, without limitation, causes such as strikes, lockouts or other labor disputes, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, epidemics, war, embargoes, severe weather, fire, earthquake, acts of God or the public enemy (“Force Majeure”).

17.2
If the period of such default, delay or failure to perform as set forth above in Section 17.1 exceeds thirty (30) Business Days from the initial occurrence, the Party who is not affected from such Force Majeure event shall have the right to terminate this Agreement with a written notice to the other Party.

Article 18
General Provisions

18.1	Neither Party’s rights, duties or responsibilities under this Agreement may be assigned, delegated or otherwise transferred in any manner, without prior written consent of the other Party.

18.2
It is understood and agreed by the Parties hereto that this Agreement does not create a fiduciary relationship between them, that Licensee shall be an independent contractor, and that nothing in this Agreement is intended to constitute either Party an agent, legal representative, subsidiary, joint venture, employee or servant of the other for any purpose whatsoever.

18.3	If any kind of notices, consents, approvals, or waivers are to be given hereunder, such notices, consents, approvals or waivers shall be in writing, shall be properly addressed to the Party to whom such notice, consent, approval or waiver is directed, and shall be either hand delivered to such Party or sent by certified mail, return receipt requested, or sent by FedEx, DHL or comparable international courier service, or by telephone, facsimile or electronic mail (in either case with written confirmation in any of the other accepted forms of notice) to the following addresses or such addresses as may be furnished by the respective Parties from time to time:

All notices hereunder to Licensor shall be delivered, transmitted or sent to:
NHN Games Corp.
6Fl., 102Dong, I-Park Bundang 9 Jeongja-dong, Bundang-gu, Seongnam City, Gyeonggi, KOREA
Attention: Tae Young Kim
Email: tonykim@nhngames.com

All notices hereunder to Licensee shall be delivered, transmitted or sent to:
Webzen Taiwan Inc.
7F, No. 176, Jian 1st Rd,
Jhonghe City,
Taipei County 23553
Taiwan, R.O.C.
Attention: Phillip Lee
            Email: phillip_lee@webzen.com.tw

18.4
No course of dealing or delay by a Party in exercising any right, power, or remedy under this Agreement shall operate as a waiver of any such right, power or remedy except as expressly manifested in writing by the Party waiving such right, power or remedy, nor shall the waiver by a Party of any breach by the other Party of any covenant, agreement or provision contained in this Agreement be construed as a waiver of the covenant, agreement or provision itself or any subsequent breach by the other Party of that or any other covenant, agreement or provision contained in this Agreement.

18.5
This Agreement, including all exhibits, addenda and schedules referenced herein and attached hereto, constitutes the entire agreement between the Parties hereto pertaining to the subject matters hereto and supersedes all negotiations, preliminary agreements, and all prior and contemporaneous discussions and understandings of the Parties in connection with the subject matters hereof.

18.6	This Agreement may be amended only upon the execution of a written agreement between Licensor and Licensee which makes specific reference to this Agreement.

18.7	This Agreement shall be governed by and construed in accordance with the laws of Republic of Korea, without reference to the principles of conflict of laws thereof.

18.8
In the event of any dispute, controversy or difference, which may arise both the Parties and be notified in writing (the “Dispute Notice”), out of or in relation to or in connection with the interpretation or performance of this Agreement or any of the terms hereof, or a breach hereof (the “Dispute”), the Parties hereto shall promptly conduct discussions and negotiations in good faith with a view to resolve such Dispute effecting as nearly as possible the intent and purposes of the Parties hereto.  Any resolution of such Dispute shall be set forth in a writing signed by the Parties. Notwithstanding the foregoing, the Parties may apply to any court of competent jurisdiction for injunctive relief (including but without limitations to temporary restraining order, preliminary or permanent injunction and other equitable and provisional relief as deemed necessary). Each Party irrevocably and unconditionally agrees that any litigation which may arise out of or in connection with this Agreement shall be subject to the exclusive jurisdictions of the Seoul Central District Court.

18.9
If any section, subsection or other provision of this Agreement or the application of such section, subsection or provision, is held invalid, then the remainder of the Agreement, and the application of such section, subsection or provision to persons or circumstances other than those with respect to which it is held invalid shall not be affected thereby.

IN WITNESS WHEREOF, the Parties have executed this Agreement the day and year first above-written.

2009. 12. 11

NHN Games Corp.

By:	/s/ Kim Byoung Gwan
Name:  Kim Byoung Gwan
Title:  C.E.O

Webzen Taiwan Inc.

By:	/s/ Kim Tae Hoon
Name:  Kim Tae Hoon
Title:  C.E.O